SanDisk Corporation
951 SanDisk Drive
Milpitas, CA 95035-7932
Phone: 408-801-1000
Fax: 408-801-8657

July 3, 2013

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SanDisk Corporation
Form 10-K for Fiscal Year Ended December 30, 2012
Filed February 19, 2013
File No. 000-26734

Dear Mr. Gilmore:

SanDisk Corporation (the “Company,” “our” or “we”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated June 20, 2013, relating to the Company’s Annual Report on Form 10-K (File No. 000-26734) for the fiscal year ended December 30, 2012 (the “Form 10-K”). We have set forth below the comment received from the Staff. Following the Staff comment is the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

1.	As previously requested in prior comment 2, please provide us with the activity in your price protection, promotions and other activities account for each year presented.

Response: In our business, price movement varies significantly from period to period depending in part on supply/demand balance in the industry. We employ a variety of pricing strategies including price changes and periodic promotional activities to arrive at a competitive price per gigabyte. For example, in some periods, or for some products, we may have a list price change, while for other periods or for other products, we may utilize promotions instead of a list price change to achieve a targeted price level. In addition, certain of our customer groups receive price protection while other customer groups do not. Depending on the mix of customer sales, type of pricing actions that we employ and the impact of market

Securities & Exchange Commission

pricing, our price protection, promotions and other activities account can vary from period to period. To help the investor understand the net impact of all price changes, we disclose the change in the average selling price per gigabyte each period in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The average selling price per gigabyte represents net memory product revenue divided by gigabytes sold. The net memory product revenue includes the full activity that is recorded through revenue for our “price protection, promotions and other” pricing activities. There are no amounts that are excluded from net memory product revenue to calculate the average selling price per gigabyte. The impact of all these pricing and promotional actions are included and captured in our net memory product revenue recognized which is used to calculate our average selling price per gigabyte.

We believe that providing the change in average selling price per gigabyte is a more meaningful disclosure to help investors understand the impact of our aggregate price changes on revenue than just presenting the activity in our price protection, promotions and other activities account. Change in average selling price per gigabyte is also a common metric disclosed by other participants in our industry to describe their business results.

As requested, we are providing the activity in our price protection, promotions and other activities account as follows (in thousands, unaudited):

	December 30, 2012	January 1, 2012	January 2, 2011
Balance, beginning of period	$165,222	$245,622	$287,794
Accruals	470,984	335,639	343,606
Claims	(464,637)	(416,039)	(385,778)
Balance, end of period	$171,569	$165,222	$245,622

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The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.

Please direct any questions or comments regarding this filing to the undersigned at (408) 801-1516, or our Chief Legal Officer, Eric Whitaker at (408) 801-1860.

Yours truly,
/s/ Judy Bruner
Judy Bruner EVP, Administration & Chief Financial Officer SanDisk Corporation

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